Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4) and related Prospectus of Steel Dynamics, Inc. for the registration of its $400 million of 6 1/8% Senior Notes due 2019 and its $350 million of 6 3/8% Senior Notes due 2022, and to the incorporation by reference therein of our reports dated February 27, 2013, with respect to the consolidated financial statements of Steel Dynamics, Inc., and the effectiveness of internal control over financial reporting of Steel Dynamics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana
June 28, 2013